HUTTIG
BUILDING PRODUCTS
P. O. Box 1041
Chesterfield, MO 63006-1041

David L. Fleisher
Vice President, Chief Financial Officer
& Secretary
Phone: 314-216-2893
Fax: 314-216-2601
Email: dfleisher@huttig.com

March 1, 2007

VIA FACSIMILE TO 202-772-9369

Mr. Ryan Rohn
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., MS 7010
Washington, D.C. 20549-7010

RE: Huttig Building Products, Inc.
 Form 10-K for the Fiscal Year Ended December 31, 2005
 Filed March 9, 2006
 File No. 001-14982

Dear Mr. Rohn:

We appreciate the opportunity to speak with you at 11:00 am (Eastern Time) on Friday, March 2, 2007 to discuss the segment disclosure issue addressed in the comment letters and responses that we have exchanged over the past several weeks. Participating in the call on behalf of Huttig Building Products will be Jon Vrabely, President and CEO; David Fleisher, Vice President and CFO; and Mike Groos, Controller – Financial Operations.

Background

The purpose of this letter is to provide the Staff with some additional information that may be helpful to our discussions on Friday. In general, while the Company understands and appreciates the Staff's desire for increased segment disclosure, the Company does not believe that for purposes of FAS 131 the four geographic areas referenced in the Staff's letter dated February 16, 2007 constitute "different economic environments" for a distributor like Huttig. Instead, the Company believes that whether the Company has 42 "branch" operating segments as indicated by the Staff or four "regional" operating segments as indicated by the Company, these operating segments should be aggregated into a single reportable segment because they have similar economic characteristics under paragraph 17 of FAS 131. In this regard, the Company believes there are significant distinctions between a building materials distributor like Huttig and a large production homebuilder, where geographical areas have a much more pronounced impact on the homebuilder's business.

Description of Appendices

In order to facilitate our discussions on Friday, we have attached the following three appendices:

1. Appendix A - Total Net Sales
2. Appendix B – Gross Profit % After Adjustments
3. Appendix C – Explanation of Branches outside of normal ranges

For purposes of this exercise, we have reviewed the results of our continuing branches for the years 2002-2005, along with results of the proposed four geographic regions when the results of these continuing branches are rolled up into geographic regions. In order to facilitate meaningful comparisons, we have defined a "continuing branch" as a branch that has been in existence for the entire four-year period.

Pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended, we request that, upon completion of this review, the Staff return to us all supplemental materials provided in connection with this review, including this letter and Appendices A-C referred to above and attached hereto.

Similar Economic Characteristics

Because of the similar nature of the products, facilities, production processes, customers and methods of distribution across Huttig's branch network, we believe that the branches and four proposed geographic regions share similar economic characteristics. As indicated in paragraph 17 of FAS 131, we believe that similar average long-term gross margins are a strong indicator that operating segments share similar economic characteristics. We also believe that similar sales trends among operating segments are also a strong indicator that the segments share similar economic characteristics. Similar average long-term gross margins and sales trends should also be strong indicators that two or more operating segments operate in similar economic environments.

- **Net Sales**

  On Appendix A, we have computed correlation coefficients for changes in annual net sales (1) by branch as compared to the total of all the other continuing branches, (2) by branch as compared to the total of all the other branches within each of the four proposed geographic regions and (3) by region as compared to the total of all four of the proposed geographic regions. As indicated on Appendix A, there is a very strong correlation coefficient among the four proposed regions, with each region having a coefficient of 95% or higher. Moreover, of the 39 continuing branches, all but 7 of the branches have correlation coefficients of 70% or higher as compared to other branches within their respective regions and all but 9 of the branches have correlation coefficients of 70% or higher as compared to all the other continuing branches. See Appendix C for an explanation as to why these 9 branches have correlation coefficients of less than 70%.

- **Gross Margin**

On Appendix B, for each branch we have computed average annual GP%'s for the four years ended 2005, the high and the low GP% for the four-year period and the four-year GP% range for such period. (Theoretically, we believe that if each branch were an operating segment, that branch would have to be the same operating segment from year-to-year. As a result, the GP% range for the same branch within a four-year period should be a good indication of the normal fluctuation in GP% for an operating segment.) The average GP% range (i.e., difference between the high and low GP%) for the 39 continuing branches was 3.2 percentage points.

Next, for each of the four proposed regions, we determined the average annual GP%'s for the branches within the region for the four years ended 2005, the average high and the average low GP% for the branches within the region for the four-year period, and the average four-year GP% range for such period for the branches within the region. The average GP% range among the four proposed regions was 1.5 percentage points.

The average GP% for the four proposed regions ranged between a low of 18.0% and a high of 20.9% and each region was within a range that was +/- 1.5 percentage points of the Company's average consolidated GP% for the four-year period of 19.4%.

Moreover, the average GP% for 28 of the 39 continuing branches was within a range that was +/-3.2 percentage points of the average GP% for their respective region. Moreover, the average GP% for 27 of the 39 continuing branches was within a range that was +/- 3.2 percentage points of the average GP% for the Company as a whole. See Appendix C for an explanation as to why the other 12 branches were outside of the range for the Company as a whole.

- **Operating Profit**

The Company has previously furnished the Staff with supplemental information on operating profit percentage. The Company believes that similar operating profit percentages are of limited utility in determining whether different operating units share similar economic characteristics and operate in similar economic environments. First, the strength of the local general manager and his/her key staff can have a dramatic influence on the service levels and success of a location. Second, some of the Company's locations are owned and fully depreciated whereas others are leased at market rates. This gives the owned locations an advantageous expense structure. Third, given that there is a level of fixed costs of operating a location, bigger locations are generally able to generate higher operating profit percentages as a result of their ability to leverage their fixed cost structure. Each of the foregoing factors is generally independent of the economic environment in which a branch operates.

- **Huttig Strategy Should Drive Increasingly Similar Economic Characteristics**

The Company's current strategy should drive increasing similar economic characteristics among the individual branches and regions. Over the past several years, the Company has attempted to implement a strategy under which the Company will offer not only the same types of products at each location, but the same vendors' products at each location. The purpose of this strategy is to be able to resell these products to the Company's growing group of national account customers that span geographical regions. A sales program is much more attractive to a large customer if the Company is able to provide the same vendor's products to each of the national account's locations. Sales to national accounts grew at a compound annual growth rate of 18% from 2002 to 2005 and now comprise nearly 34% of our total sales. Given the growth and consolidation among national account customers, we expect this percentage to continue to increase.

In furtherance of this strategy, the Company now offers Therma Tru exterior doors, Masonite interior doors, and HB&G columns in each service area, as well as Typar housewrap and TimberTech decking at most locations. The Company is continuing to pursue national distribution arrangements with it vendors.

As a result, the Company expects that the products sold at each of its locations will become increasingly similar, as will the customers to whom the products are sold. This should lead to increasingly similar economic characteristics of the branches and geographic regions.

Differentiation from Homebuilders

The Company understands that a number of publicly-traded homebuilders have recently begun to report their results in geographical reporting segments. However, we believe that homebuilders and distributors of building products to homebuilders and other retail outlets are fundamentally different businesses. We believe that Huttig's investment in products/inventory (Huttig turns inventory on average in less then 60 days) is very different to the investment homebuilders must make in land, property and construction labor where it takes months or years to turn an investment into a sale. We expect that homebuilders hold land for many months or even years before construction is complete and a sale to a consumer takes place. Moreover, we believe the price Huttig pays for products, the corresponding gross margin and re-sale price charged by Huttig for the products is within a relatively small range in each geographic area throughout the United States, especially as compared to the price paid by homebuilders for land the price of the homes sold by these homebuilders. We believe the value proposition of distribution is inherently different from that of homebuilding.

In closing, we look forward to further discussing the segment issue with you and your colleagues on Friday. Should the Staff have further questions or need any further information or clarification, please call me at (314) 216-2893.

Very truly yours,

David L. Fleisher
Vice President – Chief Financial Officer

Attachments

cc: KPMG, LLP

Total Net Sales

		2002	2003	2004	2005	2002 to 2005 Regional Correlation Coefficient	2002 to 2005 Consolidated Correlation Coefficient
MW	Elkhart, IN	14,517	14,748	21,118	19,907	100%	93%
MW	Columbus, OH	11,117	11,353	14,410	14,600	99%	98%
MW	Kansas City, MO	22,784	24,315	29,524	27,901	97%	91%
MW	Cape Girardeau, MO	12,656	13,506	15,026	15,215	96%	98%
MW	Jackson, TN	5,708	5,489	6,138	7,025	81%	91%
MW	Nashville, TN	7,830	7,032	8,368	10,804	73%	85%
MW	Green Bay, WI	9,578	8,086	8,426	8,393	-38%	-48%
MW	Indianapolis, IN	14,399	14,906	15,991	13,192	2%	-22%
MW	Springfield, MO	9,142	8,546	8,561	9,172	-1%	10%
	Continuing Branches	107,732	107,981	127,561	126,210	100%	96%
NE	Wilkes Barre, PA	18,681	19,794	22,319	21,877	100%	94%
NE	Selkirk, NY	13,248	15,731	18,153	17,283	97%	86%
NE	Central New Hampshire	35,632	37,974	50,999	55,730	95%	100%
NE	Newington, CT	25,386	27,138	30,935	28,676	94%	79%
NE	Augusta, ME	21,844	23,971	27,142	29,462	94%	99%
NE	Lancaster, PA	18,782	18,701	22,443	21,090	92%	86%
NE	Taunton, MA	27,017	32,124	34,303	32,455	88%	71%
NE	Fredericksburg, VA	10,618	9,937	11,264	12,252	72%	89%
NE	Saco, ME	17,328	19,199	20,398	18,416	70%	43%
NE	Greensburg, PA	11,975	13,387	14,995	12,340	57%	29%
NE	Bridgeville, DE	13,495	14,007	13,745	13,349	-15%	-43%
	Continuing Branches	214,005	231,964	266,698	262,930	100%	95%
SE	Atlanta/Macon, GA	9,324	9,555	12,006	12,942	96%	100%
SE	Riviera Beach, FL	15,925	16,955	19,967	23,301	100%	98%
SE	Central Florida	32,275	37,504	49,106	63,012	100%	98%
SE	Fort Myers, FL	15,614	15,528	20,010	24,003	99%	97%
SE	Rocky Mount, NC	17,726	19,970	25,118	32,118	100%	97%
SE	Greenville, SC	8,093	8,081	10,964	13,819	99%	97%
SE	Jacksonville, FL	7,792	8,392	9,154	11,838	98%	90%
SE	Jackson, MS	13,516	12,920	12,605	15,213	71%	50%
SE	Dothan, AL	14,066	13,849	12,139	14,560	14%	-13%
	Continuing Branches	134,330	142,755	171,068	210,806	100%	96%
W	Medford, OR	6,253	6,590	8,470	9,216	100%	100%
W	Fresno, CA	9,494	10,225	13,182	14,815	100%	100%
W	Auburn, WA	65,548	72,547	90,102	95,382	99%	99%
W	Tigard, OR	26,234	29,277	35,811	40,136	99%	99%
W	Albuquerque, NM	9,242	10,084	11,326	12,182	98%	99%
W	Phoenix, AZ	68,556	71,936	101,943	104,417	99%	99%
W	Socal, CA	26,177	28,002	34,782	43,806	97%	97%
W	Spokane, WA	4,918	4,043	5,309	7,007	86%	84%
W	Sacramento, CA	43,481	38,405	44,412	48,564	80%	77%
W	Anchorage, AK	6,628	5,520	5,979	6,315	8%	3%
	Continuing Branches	266,531	276,628	351,317	381,840	100%	100%
MW	Continuing Branches	107,732	107,981	127,561	126,210	96%	96%
NE	Continuing Branches	214,005	231,964	266,698	262,930	95%	95%
SE	Continuing Branches	134,330	142,755	171,068	210,806	96%	96%
W	Continuing Branches	266,531	276,628	351,317	381,840	100%	100%
	Total of all Continuing Branches	722,598	759,328	916,644	981,786	100%	100%

Appendix B

Hutlig Building Products, Inc

		Gross Profit %-After Adjustments					4 Year	4 Year	4 Year	Regional GM 19.9% + or - 3.2%		Consolidated GM 19.4% + or - 3.2%	
		2002	2003	2004	2005	Average	High %	Low %	% Range	23.10%	16.70%	22.60%	16.20%
										In Range		In Range	
MW	Elkhart, IN	13.8%	14.0%	12.8%	13.0%	13.4%	14.0%	12.8%	1.2%	No		No	
MW	Indianapolis, IN	19.3%	18.7%	15.4%	15.2%	17.1%	19.3%	15.2%	4.1%	Yes		Yes	
MW	Springfield, MO	15.6%	17.6%	18.3%	20.2%	17.9%	20.2%	15.6%	4.6%	Yes		Yes	
MW	Kansas City, MO	18.8%	19.7%	19.8%	20.5%	19.7%	20.5%	19.7%	0.8%	Yes		Yes	
MW	Columbus, OH	19.8%	20.2%	21.7%	23.8%	21.3%	23.8%	19.8%	4.0%	Yes		Yes	
MW	Green Bay, WI	22.7%	23.5%	22.0%	22.1%	22.6%	23.5%	22.0%	1.5%	Yes		Yes	
MW	Cape Girardeau, MO	22.4%	23.6%	22.4%	23.7%	23.0%	23.7%	23.7%	0.0%	Yes		No	
MW	Nashville, TN	24.9%	25.8%	22.1%	23.7%	24.1%	25.8%	22.1%	3.7%	No		No	
MW	Jackson, TN	30.0%	29.9%	28.1%	27.5%	28.9%	30.0%	27.5%	2.6%	No		No	
	Continuing Branches-MW	19.8%	20.3%	19.2%	20.3%	19.9%	20.3%	19.2%	1.1%				

		Gross Profit %-After Adjustments					4 Year	4 Year	4 Year	Regional GM 20.1% + or - 3.2%		Consolidated GM 19.4% + or - 3.2%	
		2002	2003	2004	2005	Average	High %	Low %	% Range	23.30%	16.90%	22.60%	16.20%
										In Range		In Range	
NE	Greensburg, PA	14.7%	12.4%	12.1%	12.5%	12.9%	14.7%	12.1%	2.6%	No		No	
NE	Bridgeville, DE	15.1%	14.7%	17.5%	16.6%	15.9%	17.5%	14.7%	2.8%	No		No	
NE	Augusta, ME	16.1%	17.0%	17.8%	17.7%	17.1%	17.8%	16.1%	1.7%	Yes		Yes	
NE	Lancaster, PA	17.8%	16.0%	17.9%	17.6%	17.3%	17.9%	16.0%	1.9%	Yes		Yes	
NE	Wilkes Barre, PA	18.4%	16.7%	17.4%	17.0%	17.4%	18.4%	16.7%	1.8%	Yes		Yes	
NE	Selkirk, NY	18.3%	18.7%	18.6%	17.6%	18.3%	18.7%	17.6%	1.1%	Yes		Yes	
NE	Central New Hampshire	19.0%	19.5%	19.4%	19.4%	19.3%	19.5%	19.0%	0.6%	Yes		Yes	
NE	Fredericksburg, VA	24.3%	24.0%	20.8%	17.2%	21.6%	24.3%	17.2%	7.1%	Yes		Yes	
NE	Newington, CT	21.7%	22.9%	23.5%	24.3%	23.1%	24.3%	21.7%	2.6%	Yes		Yes	
NE	Taunton, MA	24.9%	27.4%	25.7%	25.7%	25.9%	27.4%	24.9%	2.4%	No		No	
NE	Saco, ME	26.5%	26.8%	25.3%	26.7%	26.3%	26.7%	25.3%	1.4%	No		No	
	Continuing Branches-NE	19.9%	20.3%	20.2%	20.0%	20.1%	20.3%	19.9%	0.3%				

		Gross Profit %-After Adjustments					4 Year	4 Year	4 Year	Regional GM 20.9% + or - 3.2%		Consolidated GM 19.4% + or - 3.2%	
		2002	2003	2004	2005	Average	High %	Low %	% Range	24.10%	17.70%	22.60%	16.20%
										In Range		In Range	
SE	Atlanta/Macon, GA	18.6%	17.5%	20.1%	13.0%	17.3%	20.1%	13.0%	7.1%	No		Yes	
SE	Greenville, SC	18.4%	15.1%	15.5%	23.7%	18.2%	23.7%	15.1%	8.6%	Yes		Yes	
SE	Jacksonville, FL	16.6%	17.7%	20.8%	19.2%	18.6%	20.8%	16.6%	4.2%	Yes		Yes	
SE	Dothan, AL	22.7%	18.1%	18.5%	19.1%	19.6%	22.7%	18.1%	4.6%	Yes		Yes	
SE	Central Florida	16.1%	19.7%	21.4%	22.2%	19.9%	22.2%	16.1%	6.1%	Yes		Yes	
SE	Riviera Beach, FL	18.9%	20.4%	21.5%	21.8%	20.6%	21.8%	18.9%	2.9%	Yes		Yes	
SE	Jackson, MS	17.2%	22.1%	22.5%	25.2%	21.7%	25.2%	17.2%	8.1%	Yes		Yes	
SE	Fort Myers, FL	22.6%	22.9%	23.5%	26.2%	23.8%	26.2%	22.9%	3.4%	Yes		No	
SE	Rocky Mount, NC	23.8%	23.9%	23.1%	27.0%	24.4%	27.0%	23.1%	3.9%	No		No	
	Continuing Branches-SE	19.3%	20.3%	21.3%	22.7%	20.9%	22.7%	19.3%	3.4%				

		Gross Profit %-After Adjustments					4 Year	4 Year	4 Year	Regional GM 18.0% + or - 3.2%		Consolidated GM 19.4% + or - 3.2%	
		2002	2003	2004	2005	Average	High %	Low %	% Range	21.20%	14.80%	22.60%	16.20%
										In Range		In Range	
W	Phoenix, AZ	14.9%	14.6%	14.4%	14.2%	14.5%	14.9%	14.2%	0.7%	No		No	
W	Auburn, WA	16.7%	16.3%	18.4%	18.0%	17.3%	18.4%	16.3%	2.0%	Yes		Yes	
W	Tigard, OR	17.4%	18.2%	21.3%	19.4%	19.1%	21.3%	17.4%	3.9%	Yes		Yes	
W	Albuquerque, NM	18.3%	19.4%	20.8%	19.9%	19.6%	20.8%	18.3%	2.5%	Yes		Yes	
W	Socal, CA	19.3%	19.7%	21.1%	20.1%	20.0%	21.1%	19.3%	1.8%	Yes		Yes	
W	Sacramento, CA	20.3%	19.1%	21.0%	20.7%	20.3%	21.0%	19.1%	1.9%	Yes		Yes	
W	Anchorage, AK	19.2%	15.3%	23.2%	24.0%	20.4%	24.0%	15.3%	8.7%	Yes		Yes	
W	Medford, OR	21.2%	21.0%	24.0%	21.1%	21.8%	24.0%	21.0%	3.0%	Yes		Yes	
W	Spokane, WA	20.6%	21.2%	23.8%	22.9%	22.1%	23.8%	20.6%	3.2%	Yes		Yes	
W	Fresno, CA	22.5%	22.6%	21.9%	23.8%	22.7%	23.8%	21.9%	1.9%	No		No	
	Continuing Branches- West	17.6%	17.3%	18.6%	18.2%	18.0%	18.6%	17.3%	1.3%				

Total Variation	126.7%
# of Branches	39.00
Range of Branches	3.2%

Hutlig Building Products, Inc

	Gross Profit %-After Adjustments					4 Year	4 Year	4 Year	Consolidated GM 19.4% + or - 3.2%	
	2002	2003	2004	2005	Average	High %	Low %	% Range	22.60%	16.20%
									In Range	
Midwest	19.8%	20.3%	19.2%	20.3%	19.9%	20.3%	19.2%	1.1%	YES	
Northeast	19.9%	20.3%	20.2%	20.0%	20.1%	20.3%	19.9%	0.3%	YES	
Southeast	19.3%	20.3%	21.3%	22.7%	20.9%	22.7%	19.3%	3.4%	YES	
West	17.6%	17.3%	18.6%	18.2%	18.0%	18.6%	17.3%	1.3%	YES	
								6.1%		
							Average	1.5%		

Net Sales – Continuing Branches with Correlation Coefficients <70%

1. <u>Green Bay</u>: Green Bay is a very small branch (less than $10 million in annual sales) that has historically been under-managed. The Company is strongly considering closing this location.
2. <u>Indianapolis</u>: Indianapolis is the central branch in an Indiana service area that was also to a large extent covered in 2002-2005 by our Fort Wayne and Elkhart , Indiana branches. In reviewing the results of these three branches in combination, the correlation coefficient of the Indiana service area as compared to the proposed Midwest region is 91% and 77% as compared to all of the continuing branches. This is a very strong indicator of similar economic characteristics to other branches within the proposed Midwest region and to the continuing branches as a whole. Long-term we believe the Indiana service area and the combination of branches that service this area will continue to have a high correlation to the rest of the branches within the proposed Midwest region and to the rest of the Company's branches. In fact, the Ft. Wayne location has been merged into the Indianapolis location and the same general manager now manages the remaining Indianapolis and Elkhart locations.
3. <u>Springfield</u>: This branch has been a historical under performer due to poor service levels. However, a new general manager has been in place since late 2004 and sales grew 7% and 28% in 2005 and 2006, respectively. We believe that in the long term, as it increases its sales of Huttig's national products, Springfield will continue to improve and demonstrate a high correlation to the rest of the Company's branches as a whole.
4. <u>Saco</u>: The Saco, ME branch covers the same service area as the August, ME branch, with Saco supplying millwork and August supplying building products. The two locations currently share the same general manager. In reviewing the results of these two branches in combination, their combined correlation as compared to the proposed Northeast region is 99% and 94% as compared to all of the continuing branches. This is a very strong indicator of similar economic characteristics to other branches within the proposed Northeast region and to the continuing branches as a whole. Long term, we believe these two branches in combination will continue to have a high correlation to the rest of the Company's branches as a whole.
5. <u>Greensburg</u>: This branch has been a historical underperformer due to poor service levels. However, we expect this branch to improve due to new general manager who was put in place in mid-2006. Service levels have dramatically improved under the new general manager and we expect an improvement in financial performance to follow. In the long term, we expect Greensburg to demonstrate a high correlation to the rest of the Company's branches as a whole.
6. <u>Bridgeville</u>: In early 2004, the supplier of Bridgeville's window line began selling direct into the market. As a result, Bridgeville switched its window line. The roll out of a new window line can take two or three years. In 2006, we began

to see the benefits of the rollout with sales increasing to $14.4 million, an 8% increase over 2005. In the long term, as Bridgeville executes our national products strategy, we expect Bridgeville to demonstrate a high correlation to the rest of the Company's branches as a whole.

7. Jackson, MS: Sales of our Jackson, MS location were adversely impacted in 2003 and 2004 by the loss of a large customer who refused to purchase from this location because Huttig at the time owned a company that competed with this customer (which competing company has since been divested). Also, in 2005, Jackson's sales were impacted by the 2005 hurricane season in the gulf coast area. Both of these events contributed to Jackson's sales being less than 70% correlated with the overall Company. Please note that Jackson's sales were >70% correlated to the rest of the branches in the proposed Southeast region and, over the long term, we expect Jackson to demonstrate a high correlation to the rest of the Company's branches as a whole.

8. Dothan: Dothan has been a historical underperformer due to poor service levels. In February 2007, we announced our decision to close this branch.

9. Anchorage: Anchorage is a very small branch that is run as a satellite of our Auburn, Washington location. The Anchorage location is run by a site manager who reports to the general manager of Auburn . When we look at Anchorage and Auburn in combination, the correlation coefficient is 99% to the rest of the branches within the proposed West region and 100% as compared to the rest of the rest of the Company's branches as a whole.

Gross Profit % – Continuing Branches Outside of Indicated Range

1. Elkhart: As indicated above for the explanation of Indianapolis net sales, Elkhart has been part of the Indiana service area. In combination with Indianapolis and Fort Wayne, the three Indiana branches had a 16.2% average gross profit % for 2002 to 2005 which was at the low end of the range for the Company as a whole. Please note that the general manager for the Indianapolis location also manages the Elkhart location.

2. Cape Girardeau: Cape Girardeau has historically had a higher mix of millwork products that have a higher gross profit % than building products. This has caused the average gross profit % for Cape Girardeau to be slightly higher than the high end of the range for the Company as a whole. Long term, as Cape Girardeau increases its sales of building products by executing the Company's overall product strategy, we would expect Cape Girardeau's gross profit % to decrease and fall within the range for the overall Company.

3. Nashville: Nashville is a relatively small branch that has historically had a higher mix of millwork products that have a higher gross profit % than building products. However, we have added new building products lines at this location and expect Nashville's gross profit % to decline as sales of these building products increase. Long term, as Nashville increases its sales of building products by executing the Company's overall product strategy, we would expect Nashville's gross profit % to decrease and fall within the range for the overall Company.

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4. Jackson, TN: Jackson is a very small branch with less than $10 million of annual sales. Like Nashville, Jackson has a large mix of millwork sales that carry a higher gross profit %. Long term, as Jackson increases its sales of building products by executing the Company's overall product strategy, we would expect Jackson's gross profit % to decrease and fall within the range for the overall Company.

5. Greensburg: As indicated above, Greensburg has been a historical under performer due to poor service levels. We expect improvement due to new general manager who was put in place in 2006. Greensburg had higher gross profit percentages in 2000 and 2001 of 17.2% and 17.9%, respectively. Management believes that under the right leadership this branch can get back to the levels that existed prior to 2002. The forecasted gross profit % for Greensburg in 2007 is 17.3% that would be within the historical range for the overall Company. Long term, with a strong general manager, we would expect Greensburg's gross profit % to fall within the range for the overall Company.

6. Bridgeville: In 2002 and 2003, Bridgeville had a large window line that had lower than average gross margins. After discontinuing this window line, Bridgeville's gross profit % has been 17.5% and 16.6% in 2004 and 2005, respectively. Moreover, in 2006, Bridgeville's gross profit % increased to 18.2% and is budgeted to be 18.3% in 2007. These percentages are within the historical range for the overall Company.

7. Taunton: The Taunton, MA branch covers most of the same service area as the Central New Hampshire branch, with Taunton supplying millwork products and Central New Hampshire supplying building materials within this service area. The combined gross profit % for these two locations has averaged 22.1% from 2002 to 2006, which is within the range for the overall Company.

8. Saco: The Saco, ME branch covers the same service area as the August, ME branch, with Saco supplying millwork and August supplying building products. The two locations currently share the same general manager. The combined gross profit % for these two locations has averaged 22.1% from 2002 to 2006, which is within the range for the overall Company.

9. Atlanta/Macon: The Atlanta/Macon branch is outside the designated range for the overall Company primarily because of a low 13.0% gross profit % for 2005. This branch had an average gross profit % of 18.7% for the three previous years that would have put it within the range. The gross profit % was low for 2005 because the branch started up a new greenfield location in Atlanta in 2005 and was inefficient in launching its operations. Going forward, as this branch ramps up its Atlanta facility and executes the Company's overall product strategy, we would expect Atlanta/Macon's gross profit % to fall within the range for the overall Company.

10. Rocky Mount: Rocky Mount has a large mix of higher margin millwork products. However, we recently purchased additional land to expand this facility which would allow Rocky Mount to diversify its product base by adding building products, in addition to millwork. As a result, long term, as Rocky Mount executes the Company's overall product strategy, we would expect Rocky

Mount's gross profit % to decrease and fall within the range for the overall Company.

10. <u>Phoenix</u>: Phoenix has a lower average gross profit % due to a high mix of lower margin commodity wood products, which we are de-emphasizing at this location as Phoenix executes that Company's overall product strategy. The gross profit % for this location increased to 15.2% in 2006 and is budgeted to increase to 16.8% in 2007, which would be within the historical range for the overall Company. Long term, as Phoenix executes the Company's overall product strategy, we would expect Phoenix's gross profit % to fall within the range for the overall Company.

11. <u>Fresno</u>: The Fresno branch gross profit % is slightly higher than the range for the overall Company. Fresno covers much of the same service area as the Sacramento branch. The combined gross profit % for these two locations has averaged 20.8% from 2002 to 2005, which is within the range for the overall Company.